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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18029

SEC RECEIVED PROCESSING MAR - 2 2005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Baird, Patrick & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Exchange Place
(No. and Street)

New York (City) | New York (State) | 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Glynn | (212)-493-6600 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) | New York (City) | New York (State) | 10017 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TH 3/24

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Glynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baird Patrick & Co., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

TREASURER

Title

Notary Public

5, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Baird, Patrick & Co., Inc.

Financial Report

December 31, 2004



Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of Baird, Patrick & Co., Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baird, Patrick & Co., Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
January 28, 2005

Baird, Patrick & Co., Inc.

Statement of Financial Condition
December 31, 2004

ASSETS

Cash	$ 119,543
Deposit with clearing broker	170,431
Receivable from broker-dealers and clearing organizations	1,717,890
Securities owned, at market value	109,684
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $532,873	30,458
Income taxes recoverable	190,622
Other assets	169,440
	$ 2,508,068

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 165,371
Deferred grant revenue	150,000
Income taxes payable	8,022
	323,393
Stockholders' Equity:	
Preferred stock ($1 par value, 18,030 shares authorized, no shares outstanding)	-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)	51,471
Retained earnings	3,014,454
Less: Treasury stock, 15,250 shares, at cost	(881,250)
	2,184,675
	$ 2,508,068

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Operations
Year Ended December 31, 2004

Revenues:	
Commissions	$ 604,974
Principal transactions	316,822
Interest and dividends	209,621
Other	3,150
	1,134,567
Expenses:	
Employee compensation and benefits	941,666
Floor brokerage, exchange, and clearance fees	149,776
Communications and data processing	351,017
Interest	1,063
Occupancy	437,802
Other expenses	374,967
	2,256,291
(Loss) before provision for income taxes	(1,121,724)
Provision for current income taxes	9,500
Net (loss)	$ (1,131,224)

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2004

	Preferred Stock	Common Stock	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2004	$ -	$ 51,471	$ 4,145,678	$ (881,250)	$ 3,315,899
Net (loss)	-	-	(1,131,224)	-	(1,131,224)
Balance, December 31, 2004	**$ -**	**$ 51,471**	**$ 3,014,454**	**$ (881,250)**	**$ 2,184,675**

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Cash Flows
Year Ended December 31, 2004

Cash Flows From Operating Activities:	
Net (loss)	$ (1,131,224)
Adjustments to reconcile net (loss) to net cash	
(used in) operating activities:	
Depreciation	15,362
Changes in assets and liabilities:	
(Increase) decrease in:	
Securities owned, net	1,608,304
Net receivable from/payable to brokers-dealers and clearing organizations	(632,096)
Recoverable income taxes	(10,467)
Other assets	6,399
Increase (decrease) in:	
Accounts payable and other liabilities	(267,583)
Income taxes payable	(14,483)
Net cash (used in) operating activities	(425,788)
Cash Flows (Used In) Investing Activities:	
Deposit with clearing broker	(8,193)
Net (decrease) in cash	(433,981)
Cash:	
Beginning	553,524
Ending	$ 119,543
Supplemental Disclosures of Cash Flows Information:	
Cash paid for:	
Interest	$ 1,063
Income taxes	$ 34,400

See Notes to Financial Statements.

Note 1. Organization

Baird, Patrick & Co., Inc. (the Company) was incorporated in the State of Delaware in December, 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers, Inc. (NASD). The Company's principal office is located in New York City.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Security and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker–dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary Of Significant Accounting Policies

Securities and Investments Owned: Securities and investments are reflected at their market values with resulting unrealized gains and losses included in principal transaction revenue. Security transactions and related income and expenses are recorded on a trade date basis.

Furniture, Equipment and Leasehold Improvements: Furniture, office equipment and leasehold improvements are stated at cost. Depreciation is computed by the straight-line and accelerated methods over the following estimated useful lives:

	Years
Furniture and office equipment	5-7
Leasehold improvements	5

Leasehold improvements are depreciated over the shorter of the term of the lease or their estimated useful lives.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

New accounting standard: The FASB has issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized or, if recognized, were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission ("SEC"). Adoption of this statement did not have any significant effect on the accompanying financial statements.

Note 3. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $150,000 as a deposit in an account with the agent.

Note 4. Securities Owned

Securities owned consist of trading and investment securities at market values at December 31, 2004.

Note 5. Income Taxes

The Company has federal net operating loss carryforwards of approximately $960,000 which expire in 2024 and has state and local net operating loss carryforwards of approximately $2,465,000, which expire in the years 2020 through 2024. A full valuation allowance of $640,000 has been recorded against deferred tax assets as realization of this asset is uncertain.

The provision for current income taxes consists principally of minimum state and local income taxes. At December 31, 2004, the Company has recoverable income taxes of $190,622 relating to a carryback claim filed with the Internal Revenue Service for the Company's 2002 loss.

Note 6. Retirement Plans

The Company has a 401(k) retirement savings plan covering all employees who meet eligibility requirements. Each year, the Company has the option of making discretionary contributions. There was no contribution made for 2004.

Note 7. Commitments And Contingencies

Leases: The Company is obligated under the terms of an operating lease for office space extending through May 2006, which requires aggregate minimum rentals of $566,700, with minimum annual rentals of $400,000 for 2005 and $166,700 for 2006. The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2004 was approximately $418,000.

Litigation: The Company is involved in litigation arising in the ordinary course of its securities business. Management believes, based on currently known facts and circumstances, that the disposition of these matters will not have a material effect on the Company's financial position.

Note 8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company is subject to capital requirements for market makers, but under no circumstances shall it have net capital less than the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined or capital requirements based on market maker activities.

At December 31, 2004, the Company had net capital of approximately $1,761,000, which was $1,511,000 in excess of its net required capital.

Note 9. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 10. Deferred Grant Revenue

The Company's principal office is located near the scene of the terrorist attacks of September 11, 2001. The Company applied for and received $150,000 from the World Trade Center Business Recovery Grant Program administered by the New York State Empire State Development Corporation. The Grant requires the Company to continue their operations in New York City through February 14, 2005 or the Grant must be repaid. Accordingly, the $150,000 received under the Program has been deferred and is included with liabilities in the accompanying statement of financial condition.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report On Supplementary Information Required By Rule 17a-5 Of The Securities And Exchange Commission

Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

New York, New York
January 28, 2005

Baird, Patrick & Co., Inc.

Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

Computation of Basic Net Capital Requirement

Total Stockholders' Equity per Statement of Financial Condition	$ 2,184,675
Deductions:	
Non-allowable Assets:	
Furniture, equipment and leasehold improvements	30,458
Recoverable income taxes	190,622
Other assets	169,440
Other	55
	390,575
Net Capital Before Haircuts on Securities Positions	1,794,100
Haircuts on Securities Positions:	
Other Securities	(32,288)
Net capital	$ 1,761,812

Computation of Alternate Net Capital Requirement

2% of Combined Aggregate Debit Items in Formula for Reserve Requirements Pursuant to Rule 15c 3-3 Prepared as of the Date of Net Capital Computation	$ -
Minimum Dollar Net Capital Requirement of Reporting Broker	250,000
Net Capital Requirement (Greater of Above)	$ 250,000
Excess Net Capital ($1,761,812 - $250,000)	$ 1,511,812
Net Capital in Excess of the Greater of 120% of Minimum Net Capital Requirement or 5% of Combined Aggregate Indebtedness: ($1,761,812 - $300,000)	$ 1,461,812

Baird, Patrick & Co., Inc.

Reconciliation of Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2004

At December 31, 2004 there were the following differences between the Net Capital as reported by the Company in Part IIA of its unaudited Form X-17A-5, Financial and Operational Combined Uniform Single (FOCUS) report and the Net Capital presented in the Supplemental Schedule:

Net Capital as reported in Company's Part IIA FOCUS Report	$ 1,778,835
Increase in accounts payable, accrued expenses and other liabilities	(8,023)
Decrease in allowable assets	(9,000)
Net Capital per Supplemental Schedule	$ 1,761,812

Baird, Patrick & Co., Inc.

Schedule Of Computation Of Reserve Requirements
Under Rule 15c3-3

December 31, 2004

The Company is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker-dealer, Pershing, LLC., on a fully disclosed basis.

Baird, Patrick & Co., Inc.

Information Relating To The Possession Or Control Requirements
Under Rule 15c3-3

December 31, 2004

The Company is exempt from SEC Rule 15c3-3 since it clears all customer transactions through another broker-dealer, Pershing, LLC, on a fully disclosed basis.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report On Internal Control

Board of Directors
Baird, Patrick & Co., Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Baird, Patrick & Co., Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
January 28, 2005